SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. __)*

                          Savient Pharmaceuticals, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    80517Q100
                                 (CUSIP Number)

                                  May 23, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 15 Pages)
---------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80517Q100                 13G                    Page 2 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SPARTAN PARTNERS LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                               80,356 Shares of Common Stock
                               Options to purchase 600 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                               80,356 Shares of Common Stock
                               Options to purchase 600 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                               80,356 Shares of Common Stock
                               Options to purchase 600 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                0.15%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                    Page 3 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              SYNAPSE I, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             NEW YORK
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                               80,356 Shares of Common Stock
                               Options to purchase 600 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                               80,356 Shares of Common Stock
                               Options to purchase 600 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                               80,356 Shares of Common Stock
                               Options to purchase 600 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                0.15%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                    Page 4 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              PSAM WORLDARB MASTER FUND LTD.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            2,458,235 Shares of Common Stock
                            Options to purchase 17,200 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                            2,458,235 Shares of Common Stock
                            Options to purchase 17,200 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                            2,458,235 Shares of Common Stock
                            Options to purchase 17,200 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.57%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                    Page 5 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                             P. SCHOENFELD ASSET MANAGEMENT INTERNATIONAL LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            2,624,001 Shares of Common Stock
                            Options to purchase 18,300 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                            2,624,001 Shares of Common Stock
                            Options to purchase 18,300 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                            2,624,001 Shares of Common Stock
                            Options to purchase 18,300 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.87%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                    Page 6 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                              P. SCHOENFELD ASSET MANAGEMENT LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            2,687,684 Shares of Common Stock
                            Options to purchase 18,900 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                            2,687,684 Shares of Common Stock
                            Options to purchase 18,900 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                            2,687,684 Shares of Common Stock
                            Options to purchase 18,900 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.96%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                    Page 7 of 15 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                PETER M. SCHOENFELD
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States of America
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                            2,853,450 Shares of Common Stock
                            Options to purchase 20,000 Shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                            2,853,450 Shares of Common Stock
                            Options to purchase 20,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                            2,853,450 Shares of Common Stock
                            Options to purchase 20,000 Shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                      [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                5.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 80517Q100                 13G                    Page 8 of 15 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Savient Pharmaceuticals, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive office is located at One Tower Center, 14th Floor, East Brunswick, NJ 08816

Item 2(a).     Name of Person Filing:

     This statement is filed by:

             (i) Spartan Partners LP, a Delaware limited partnership ("Spartan"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (ii) Synapse I, LLC, a New York limited liability company ("Synapse I"), with respect to shares of Common Stock (as defined in
                  Item 2(d) below) directly owned by Spartan;

           (iii) PSAM WorldArb Master Fund Ltd., a Cayman Islands exempted limited company (the "Master Fund"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

            (iv) P. Schoenfeld Asset Management International, a New York limited liability company ("International"), which serves as the investment adviser to the Master Fund and a number of managed accounts, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the managed accounts and Master Fund;

             (v) P. Schoenfeld Asset Management, a New York limited liability company ("PSAM"), which serves as the investment adviser to a number of managed accounts and, by sub-advisory agreement, has full discretion to make all investment decisions for the Master Fund with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by each of the managed accounts and the Master Fund (collectively with the managed accounts advised by International, the "Accounts"); and

CUSIP No. 80517Q100                 13G                    Page 9 of 15 Pages

            (vi) Mr. Peter M. Schoenfeld ("Mr. Schoenfeld"), who serves as the managing member of PSAM and International with respect to shares of Common Stock directly owned by the Accounts.

     Spartan, Synapse I, the Master Fund, International, PSAM and Mr. Schoenfeld are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of the Reporting Persons except the Master Fund is 1350 Avenue of the Americas, 21st Floor, New York, NY 10019. The address of the principal business office of the Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Winward 1, 2nd Floor, Regatta Office Park, West Bay Road, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.

CUSIP No. 80517Q100                 13G                    Page 10 of 15 Pages

Item 2(c).     Citizenship:

     Spartan is organized under the laws of the State of Delaware. Each of Synapse I, International and PSAM is organized under the laws of the State of New York. The Master Fund is an exempted limited company organized under the laws of the Cayman Islands. Mr. Schoenfeld is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     Common Stock, par value $.01 per share (the "Common Stock")

Item 2(e).     CUSIP Number:

     80517Q100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 13d-1(c), check this box:  [X]

CUSIP No. 80517Q100                 13G                    Page 11 of 15 Pages

Item 4.    Ownership.

     A. Spartan Partners LP
          (a)  Amount beneficially owned:
               80,356 Shares of Common Stock
               Options to purchase 600 Shares of Common Stock
          (b)  Percent of class:  0.15%
               The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 54,226,372 shares of Common Stock issued and outstanding on May 4, 2008, as reflected in the Company's Form 10-Q filed on May 9, 2008.
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote:
                     80,356 Shares of Common Stock
                     Options to purchase 600 Shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition:
                     80,356 Shares of Common Stock
                     Options to purchase 600 Shares of Common Stock

     B. Synapse I, LLC
          (a)  Amount beneficially owned:
               80,356 Shares of Common Stock
               Options to purchase 600 Shares of Common Stock
          (b)  Percent of class: 0.15%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote:
                     80,356 Shares of Common Stock
                     Options to purchase 600 Shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition:
                     80,356 Shares of Common Stock
                     Options to purchase 600 Shares of Common Stock

     C. PSAM WorldArb Master Fund Ltd.
          (a)  Amount beneficially owned:
               2,458,235 Shares of Common Stock
               Options to purchase 17,200 Shares of Common Stock
          (b)  Percent of class: 4.57%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote:
                     2,458,235 Shares of Common Stock
                     Options to purchase 17,200 Shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition:
                     2,458,235 Shares of Common Stock
                     Options to purchase 17,200 Shares of Common Stock

CUSIP No. 80517Q100                 13G                    Page 12 of 15 Pages

     D. P. Schoenfeld Asset Management International LLC
          (a)  Amount beneficially owned:
               2,624,001 Shares of Common Stock
               Options to purchase 18,300 Shares of Common Stock
          (b)  Percent of class: 4.87%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote:
                     2,624,001 Shares of Common Stock
                     Options to purchase 18,300 Shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition:
                     2,624,001 Shares of Common Stock
                     Options to purchase 18,300 Shares of Common Stock

     E. P. Schoenfeld Asset Management LLC
          (a)  Amount beneficially owned:
               2,687,684 Shares of Common Stock
               Options to purchase 18,900 Shares of Common Stock
          (b)  Percent of class: 4.96%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote:
                     2,687,684 Shares of Common Stock
                     Options to purchase 18,900 Shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition:
                     2,687,684 Shares of Common Stock
                     Options to purchase 18,900 Shares of Common Stock

     F. Peter M. Schoenfeld
          (a)  Amount beneficially owned:
               2,853,450 Shares of Common Stock
               Options to purchase 20,000 Shares of Common Stock
          (b)  Percent of class: 5.3%
          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or direct the vote: -0-
               (ii)  Shared power to vote or direct the vote:
                     2,853,450 Shares of Common Stock
                     Options to purchase 20,000 Shares of Common Stock
               (iii) Sole power to dispose or direct the disposition: -0-
               (iv)  Shared power to dispose or direct the disposition:
                     2,853,450 Shares of Common Stock
                     Options to purchase 20,000 Shares of Common Stock

Item 5.    Ownership of Five Percent or Less of a Class.

     Not applicable.

CUSIP No. 80517Q100                 13G                    Page 13 of 15 Pages

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

     PSAM and International, as investment advisers to the Accounts, including the Master Fund, that directly own the Common Stock to which this filing relates, have voting and dispositive authority over such Common Stock. As such PSAM and International may be deemed to be the beneficial owners of such Common Stock. Mr. Schoenfeld is the managing member of PSAM and International. As such, he may be deemed to control such entities and therefore may be deemed to be the beneficial owner of the Common Stock to which this filing relates. Synapse I, the general partner of Spartan, has the power to direct the affairs of Spartan, including decisions regarding the disposition of the proceeds of the Common Stock to which this filing relates.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.    Identification and Classification of Members of the Group.

     See Item 2.

Item 9.    Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 80517Q100                 13G                    Page 14 of 15 Pages

Item 10.   Certification.

     Each of the Reporting Persons hereby makes the following certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  June 2, 2008


                                  /s/ Peter M. Schoenfeld
                                  -------------------------------------
                                  Peter M. Schoenfeld, (i)individually; (ii)
                                  as managing member of
                                  (a) P. Schoenfeld Asset Management LLC,
                                  (b) P. Schoenfeld Asset Management
                                  International, LLC, and (c) Synapse I, LLC
                                  for itself and as the general partner of
                                  Spartan Partners, LP; and
                                  (iii) as director of PSAM WorldArb Master
                                  Fund Ltd.

CUSIP No. 80517Q100                 13G                    Page 15 of 15 Pages

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13d-1(k)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  June 2, 2008


                                  /s/ Peter M. Schoenfeld
                                  -------------------------------------
                                  Peter M. Schoenfeld, (i)individually; (ii)
                                  as managing member of
                                  (a) P. Schoenfeld Asset Management LLC,
                                  (b) P. Schoenfeld Asset Management
                                  International, LLC, and (c) Synapse I, LLC
                                  for itself and as the general partner of
                                  Spartan Partners, LP; and
                                  (iii) as director of PSAM WorldArb Master
                                  Fund Ltd.